

Mail Stop 3561

September 18, 2009

Mr. Johnny R. Thomas
Chief Executive Officer and President
Consolidation Services, Inc.
2756 North Green Valley Parkway, Suite 225
Henderson, Nevada 89014

      RE: Consolidation Services, Inc.
                Item 4.01 Form 8-K
                Filed August 11, 2009
                File No. 333-142105

Dear Mr. Thomas:

      We have completed our review of your Form 8-K and have no further comments at this time.

                        Sincerely,

                        Ta Tanisha Meadows
                        Staff Accountant